Exhibit 3.1

Revision of Section 3.2(b) of the USPB LLC Agreement

(b) Class A and Class B Units Not Linked Together.   The Board has determined that  Class A Units and Class B Units may be issued, redeemed, or transferred independently (i.e., without a concurrent issuance, redemption or transfer of a comparable number of Units of the other class) to the extent and subject to the conditions set forth in Appendix C, the “Unit Transfer Policy of U.S. Premium Beef, LLC”.  Until additional capital contributions are accepted and additional Units are issued, profits and losses for any Fiscal Year shall be allocated ten percent (10%) to Class A and then to Class A Unitholders in proportion to Class A Units held, and ninety percent (90%) to Class B and then to Class B Unitholders in proportion to Class B Units held, as provided in Article III of Appendix E.